

Rose, Snyder & Jacobs LLP
ACCOUNTANTS & ADVISORS

July 30, 2013

Securities and Exchange Commission
Washington, D.C. 20549

Commissioners:

We have read Cavitation Technologies, Inc.'s statements included under Item 4.01 of its Form 8-K to be filed on July 31, 2013 and we agree with such statements concerning our firm.

Sincerely,

Rose, Snyder & Jacobs LLP

Rose, Snyder & Jacobs LLP
Encino, California

15821 Ventura Boulevard, Suite 490, Encino, California 91436
Phone: (818) 461-0600 • Fax: (818) 461-0610